SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 11-K


ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT
OF 1934

For the Fiscal year ended DECEMBER 31, 1995




Commission File No. 1-13426

A.  The Sports Authority 401(k) Savings and Profit Sharing Plan

B.  The Sports Authority, Inc.
     3383 N. State Road 7
     Ft. Lauderdale, Florida  33319
     (954) 735-1701

                                    SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, The Sports Authority, Inc., as plan administrator, has duly caused this Annual Report to be signed by the undersigned thereunto duly authorized.



                                            THE SPORTS AUTHORITY , INC.



Date:  June 28, 1996                        By:   /S/ ANTHONY F. CRUDELE
                                                  ----------------------
                                                  Anthony F. Crudele
                                                  Senior Vice President and
                                                  Chief Financial Officer
                                                  (Principal Financial and
                                                  Accounting Officer)

           THE SPORTS AUTHORITY 401(K) SAVINGS AND PROFIT SHARING PLAN


                               INDEX TO FORM 11-K



                                                                     PAGE NUMBER
                                                                     -----------
Report of Independent Certified Public Accountants                         4

Statement of Net Assets Available for Benefits with Fund information
        at December 31, 1995                                               5

Statement of Net Assets Available for Benefits with Fund information
        at December 31, 1994                                               6

Statement of Changes in Net Assets Available for Benefits with Fund
        information for the year ended December 31, 1995                   7

Statement of Changes in Net Assets Available for Benefits with Fund
        information for the year ended December 31, 1994                   8

Notes to Financial Statements                                              9-12

Schedule I - Schedule of Assets Held For Investment Purposes -
        December 31, 1995                                                  13

Schedule II - Schedule of Reportable Transactions for the year
        ended December 31, 1995                                            14-15

Index to Exhibits                                                          16

               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS




To the Participants and Administrator
of The Sports Authority 401(k) Savings
and Profit Sharing Plan

In our opinion, the accompanying statements of net assets available for benefits with Fund information and the related statements of changes in net assets available for benefits with Fund information present fairly, in all material respects, the net assets available for benefits of The Sports Authority 401(k) Savings and Profit Sharing Plan at December 31, 1995 and 1994, and the changes in net assets available for benefits for the years then ended, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provides a reasonable basis for the opinion expressed above.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The additional information included in schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements but is additional information required by ERISA. The Fund information in the statements of net assets available for benefits and the statements of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for benefits and changes in net assets available for benefits of each fund. Schedule I, II and the Fund Information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.



PRICE WATERHOUSE LLP

Fort Lauderdale, Florida
June 28, 1996

           THE SPORTS AUTHORITY 401(K) SAVINGS AND PROFIT SHARING PLAN STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS, WITH FUND INFORMATION

                                                                     AT DECEMBER 31, 1995
                                   -------------------------------------------------------------------------------------------------
                                                                             THE SPORTS      KMART
                                     MANAGED       GROWTH       BALANCED      AUTHORITY    CORPORATION
                                     INCOME        EQUITY        EQUITY      COMMON STOCK  COMMON STOCK
                                      FUND          FUND          FUND          FUND          FUND           OTHER           TOTAL
                                   -----------   -----------   -----------   -----------   -----------    -----------    -----------
ASSETS

Cash                               $        67   $        81   $        73   $       122   $        38    $         1    $       382

Investments, at Fair Value
  The Sports Authority
    Common Stock                          --            --            --         934,051          --             --          934,051
   Kmart Corporation Common Stock         --            --            --            --         458,387           --          458,387
   Short-term Investments                  287          --           1,000            17        10,902           --           12,206
   Managed Income Fund               1,754,355          --            --            --            --             --        1,754,355
   Growth Equity Fund                     --       1,451,214          --            --            --             --        1,451,214
   Balanced Equity Fund                   --            --       1,095,601          --            --             --        1,095,601
   Participant Loans                      --            --            --            --            --          111,645        111,645
                                   -----------   -----------   -----------   -----------   -----------    -----------    -----------
                                     1,754,642     1,451,214     1,096,601       934,068       469,289        111,645      5,817,459
                                   -----------   -----------   -----------   -----------   -----------    -----------    -----------

Receivables:
    Contributions from Plan
      Participants                      51,250        62,851        37,534        55,954          --             --          207,589
    Contributions from Employer         23,798        26,478        16,055       519,328          --             --          585,659
    Other Receivable                        91           444           833         1,617        16,141         (8,634)         9,492
                                   -----------   -----------   -----------   -----------   -----------    -----------    -----------
                                        75,139        89,773        54,422       575,899        16,141         (8,634)       802,740
                                   -----------   -----------   -----------   -----------   -----------    -----------    -----------

Net Assets Available
  for Benefits                     $ 1,829,848   $ 1,541,068   $ 1,151,096   $ 1,510,089   $   485,468    $   103,012    $ 6,620,581
                                   ===========   ===========   ===========   ===========   ===========    ===========    ===========

    The accompanying notes are an integral part of these financial statements

           THE SPORTS AUTHORITY 401(K) SAVINGS AND PROFIT SHARING PLAN STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS, WITH FUND INFORMATION

                                                                     AT DECEMBER 31, 1994
                                   -------------------------------------------------------------------------------------------------
                                                                             THE SPORTS      KMART
                                     MANAGED       GROWTH       BALANCED      AUTHORITY    CORPORATION
                                     INCOME        EQUITY        EQUITY      COMMON STOCK  COMMON STOCK
                                      FUND          FUND          FUND          FUND          FUND           OTHER           TOTAL
                                   -----------   -----------   -----------   -----------   -----------    -----------    -----------

ASSETS
Cash                                   -             -             -              -             -         $    100         $    100

Receivables:

      Contributions from Plan
        Participants                   -             -             -              -             -          127,516          127,516
      Contributions from Employer      -             -             -              -             -           58,831           58,831
                                                                                                          --------         --------

         Total Receivables             -             -             -              -             -          186,347          186,347
                                                                                                          --------         --------

Net Assets Available for Benefits      -             -             -              -             -         $186,447         $186,447
                                                                                                          ========         ========

    The accompanying notes are an integral part of these financial statements

           THE SPORTS AUTHORITY 401(K) SAVINGS AND PROFIT SHARING PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS, WITH FUND INFORMATION

                                                                    FOR THE YEAR ENDED DECEMBER 31, 1995
                                   -------------------------------------------------------------------------------------------------
                                                                             THE SPORTS      KMART
                                     MANAGED       GROWTH       BALANCED      AUTHORITY    CORPORATION
                                     INCOME        EQUITY        EQUITY      COMMON STOCK  COMMON STOCK
                                      FUND          FUND          FUND          FUND          FUND           OTHER           TOTAL
                                   -----------   -----------   -----------   -----------   -----------    -----------    -----------
Additions to Net Assets
  Attributed to:
Investment Income:
   Cash Dividends               $      --      $      --     $      --      $      --      $    30,816    $      --     $    30,816
   Interest Income                     --             --            --             --             --            2,141         2,141
   Realized/Unrealized
      Gain/(Loss) or
      Appreciation/
      (Depreciation)                 79,440        119,707       174,910        (54,741)      (319,711)             4          (391)
Contributions:
    Contributions from
      Plan Participants             591,844        579,445       472,167        708,511           --            2,558     2,354,525
    Contributions from Employer     247,409        220,461       190,575        783,056           --              162     1,441,663
Transfers from Other Plans        1,112,092        606,997       465,182           --        1,215,854          1,430     3,401,555
                                -----------    -----------   -----------    -----------    -----------    -----------   -----------

 Total Additions                  2,030,785      1,526,610     1,302,834      1,436,826        926,959          6,295     7,230,309

Deductions from Net Assets
   Attributed to:
Participant Withdrawals             188,738        155,109       100,303        101,680        240,767          5,930       792,527
Trustee Administrative Fees           3,648           --            --             --             --             --           3,648
                                -----------    -----------   -----------    -----------    -----------    -----------   -----------
Total Deductions                    192,386        155,109       100,303        101,680        240,767          5,930       796,175

Net Increase prior to
  Interfund Transfers             1,838,399      1,371,501     1,202,531      1,335,146        686,192            365     6,434,134

Interfund Transfers                  (8,551)       169,567       (51,435)       174,943       (200,724)       (83,800)          --

Net Assets Available
  for Benefits
   at Beginning of Year                --             --            --             --             --          186,447       186,447
                                -----------    -----------   -----------    -----------    -----------    -----------   -----------

Net Assets Available for
   Benefits at End of Year      $ 1,829,848    $ 1,541,068   $ 1,151,096    $ 1,510,089    $   485,468    $   103,012   $ 6,620,581
                                ===========    ===========   ===========    ===========    ===========    ===========   ===========

    The accompanying notes are an integral part of these financial statements

           THE SPORTS AUTHORITY 401(K) SAVINGS AND PROFIT SHARING PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS, WITH FUND INFORMATION

                                                                    FOR THE YEAR ENDED DECEMBER 31, 1994
                                   -------------------------------------------------------------------------------------------------
                                                                             THE SPORTS      KMART
                                     MANAGED       GROWTH       BALANCED      AUTHORITY    CORPORATION
                                     INCOME        EQUITY        EQUITY      COMMON STOCK  COMMON STOCK
                                      FUND          FUND          FUND          FUND          FUND           OTHER           TOTAL
                                   -----------   -----------   -----------   -----------   -----------    -----------    -----------
Additions to Net
  Assets Attributed to:

   Contributions from
     Plan Participants                 -               -            -            -              -       $   127,516   $    127,516
   Contributions from
     Employer                          -               -            -            -              -            58,931         58,931
                                   -----------   -----------   -----------   -----------   -----------  ------------- --------------

      Total Additions                  -               -            -            -              -           186,447        186,447
                                   -----------   -----------   -----------   -----------   -----------  ------------- --------------

   Net Assets Available
     for Benefits at
     Beginning of Year                 -               -            -            -              -              -              -
                                   -----------   -----------   -----------   -----------   -----------  ------------- --------------

   Net Assets Available
     for Benefits at
     End of Year                       -               -            -            -              -       $   186,447   $    186,447
                                   ===========   ===========   ===========   ===========   ===========  ============= ==============

    The accompanying notes are an integral part of these financial statements

                       THE SPORTS AUTHORITY 401(K) SAVINGS
                             AND PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS

NOTE 1 - ACCOUNTING POLICIES

The accompanying financial statements of The Sports Authority 401(k) Savings and Profit Sharing Plan (the "Plan") are prepared on the accrual basis of accounting.

The Sports Authority, Inc. (the "Company") prepares its Plan financial statements in conformity with generally accepted accounting principles. These principles require management to make estimates and assumptions that affect the reported amounts of net assets available for benefit, and report amounts of changes in net assets available for benefit during the reporting period. Actual results could differ from those estimates.

Plan investments, other than the Managed Income Fund, are stated at fair value. The Sports Authority, Inc. Common Stock Fund and Kmart Corporation Common Stock Fund are valued at their quoted market prices. Mutual fund investments are valued at net asset value representing the value at which shares of the fund may be purchased or redeemed. The Managed Income Fund is valued at contract value which approximates fair value. Participant notes receivable are valued at cost which approximates market value. Realized and unrealized gains and losses are determined utilizing the average cost method. Unrealized gains or losses resulting from changes in market prices are included in the Statements of Changes in Net Assets Available for Benefits with fund information.

Expenses of administering the Plan may be paid by the Employer or may be paid from the funds; provided, however, that brokerage fees, transfer taxes and other expenses incident to the operation of a fund are charged against that fund. For the year ended December 31, 1995, the Employer paid the fee associated with the recordkeeper and trustee, except for the Managed Income Fund, in which administrative expenses are paid from fund assets. Taxes, if any, on any assets held or income received by any fund are charged against that fund.

NOTE 2 - PLAN DESCRIPTION

GENERAL

The following description of the Plan provides only general information. Participants should refer to the Plan agreement for a more compete description of the Plan's provisions.

The Plan is a voluntary, defined contribution plan which commenced December 1, 1994. Employees are eligible to participate in the plan on the first day of the month following attainment of age 21 and performance of 1,000 hours of service within a twelve month period. Employees that were participants in the Kmart Corporation Employee Savings Plan (the "Kmart Plan") on November 30, 1994 are eligible as of the effective date. Employees as of December 1,

1994, that were not yet eligible under the Kmart Plan, shall receive credit under the Plan for service hours earned under the Kmart Plan.

ADMINISTRATION

The Trustees of the Plan are Wachovia Bank of Georgia and the Company. The record keeper for the Plan is Mercer. The Plan's Compensation Committee is appointed by the Company's Board of Directors, and is responsible for the administration and investment decisions of the Funds.

CONTRIBUTIONS AND VESTING

Except as may be limited by applicable Internal Revenue Code regulations, a participant may elect before-tax or after-tax contributions to the Plan through payroll deductions ranging from 1% to 16% of compensation. For any amount the participant contributes up to 6% of compensation, the Company will contribute an amount equal to 50% thereof. All participants are automatically vested in the Company's contributions to the Plan.

Participants may elect to have their contributions invested in four funds: A Managed Income Fund, a Growth Equity Fund, a Balanced Equity Fund and The Sports Authority Common Stock Fund. The primary objective of the Managed Income Fund is to preserve principal and income while maximizing current income through a portfolio balanced between fixed income securities, investment contracts, and money market investments. The Growth Equity Fund invests in larger established companies. The Balanced Equity Fund has three objectives; current income, capital growth and conservation of principal. The Sports Authority Common Stock Fund invests in the Company's Common Stock. Excess cash is temporarily invested in short term investments. The percentage allocation to each fund must be either 10% or an exact multiple of 10%. Contributions previously invested in the Kmart Plan were transferred to the Plan in March 1995. The Plan's investment funds were set up to offer the same fund types as the Kmart Plan, including a Kmart Corporation Common Stock Fund. Balances in the Kmart Plan were transferred to the corresponding funds in the Plan. No additional contributions can be made in the Kmart Corporation Common Stock fund under the Plan.

Effective as of the first day of each month, a participant may elect to change the amount or form of contributions made to the Plan. The participant will be able to change the percentage allocated to each fund on the existing value as well as for future contributions. The participant will also be able to change the amount of future contributions made to the Plan.

A participant may elect to discontinue before-tax or after-tax contributions immediately with proper notification. A participant, after previously suspending contributions, may resume contributions without penalty. A participant will be permitted to withdraw all or a part of their before-tax contributions only after the withdrawal of any after-tax contributions and either the participant (i) has attained the age of 59 1/2 or (ii) has met the hardship rules as defined in the Plan.

In the event of such a withdrawal, all before-tax contributions and employer matching contributions will be suspended for six months. A participant may elect to withdraw all or a part of their after-tax contributions without penalty.

A participant may elect to request a loan of their employee contributions. The loan is subject to certain conditions including a minimum loan of $1,000 and a maximum loan not to exceed the lesser of $50,000 or 50% of their vested balance and no more than one loan outstanding to any participant at any time. The term of any loan shall range from one year to a maximum of five years. Participant loans bear interest at the prime rate.

The Plan also includes a Profit Sharing portion, whereby the participant will receive employer contributions equal to at least one percent of their compensation for each year. The contribution to the Profit Sharing Plan for the Plan year ending December 31, 1995 in the amount of $495,000 was made on April 3, 1996.

Under the Profit Sharing portion of the Plan, the contributions will be invested in The Sports Authority Common Stock Fund until a participant is 100% vested. A participant's vesting requires five years of Plan participation and includes participation in the Kmart Plan. Fully vested participants may direct or transfer their contributions to the various investment funds. Forfeitures of the Profit Sharing Plan are used to reduce company contributions.

TERMINATION

Participation in the Plan automatically terminates when a participant is no longer an employee and his or her account balance is distributed, except that if the value of a participant's account exceeds $3,500, participation may continue until age 70 1/2 unless the participant sooner requests distribution or dies. During continuation of participation after employment terminates, no additional employee or employer contributions, loans or partial withdrawals will be permitted. Upon termination of participation, a full distribution is made of the participant's account. Withdrawals and distributions are paid in cash, except a participant may elect to take the distribution in stock if the participant's account consists of any shares of Kmart Corporation Common Stock and/or any shares of the Company Common Stock.

NOTE 3 - RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets per the financial statements to the Form 5500:

                                                     AS OF DECEMBER 31,
                                                 1995                1994
                                             ----------            --------
Net assets per the financial statements      $6,620,581            $186,447
Benefits approved but unpaid                    (49,181)                -
                                             ----------            --------

Net assets per the Form 5500                 $6,571,400            $186,447
                                             ==========            ========

The following is a reconciliation of the benefits paid per the financial statements to the Form 5500:
                                                              YEAR ENDED
                                                             DECEMBER 31,
                                                                   1995
                                                            ---------------
Benefits paid per the financial statements                  $       792,527

Benefits approved but unpaid at year end                             49,181
                                                            ---------------

Benefits paid per the Form 5500                             $       841,708
                                                            ===============


NOTE 4 - TAX STATUS

The Internal Revenue Service has determined and informed the Company by letter dated February 6, 1996, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). The Plan administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable provisions of the IRC.

NOTE 5 - TRANSACTIONS WITH PARTIES-IN-INTEREST

The Plan purchased 49,979 shares and sold 3,119 shares of the Company common stock for $1,091,603 and $77,350, respectively. Distributions to Plan participants consisted of 1,017 shares of the Company common stock, market value of such shares at date of distribution was $36,132. The Plan did not pay any fees to the trustee, Wachovia Bank of Georgia, as all trustee fees were paid directly by the Company. During the Plan year ended December 31, 1995, the Company paid $16,038 in trustee fees.

SCHEDULE I
    THE SPORTS AUTHORITY 401(K) SAVINGS AND PROFIT SHARING PLAN ITEM 27(A) -
                SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

                                                                       DECEMBER 31, 1995
- ------------------------------------------------- ------------------------------------------------------------------
IDENTITY OF ISSUE, BORROWER,        PAR VALUE           DESCRIPTION OF INVESTMENT INCLUDING
LESSOR OR SIMILAR PARTY             OR NO. OF            MATURITY DATE, RATE OF INTEREST,                 CURRENT
                                      SHARES             COLLATERAL, PAR OR MATURITY VALUE       COST      VALUE
- ------------------------------------------------- ------------------------------------------------------------------
General Investments:

   Kmart Corporation Common             64,335             Kmart Corporation, Common Stock       $975,474   $458,387
      Stock Fund                                                    Par Value $1
   The Sports Authority Common          45,843           The Sports Authority, Inc. Common      1,004,205    934,051
      Stock Fund*                                              Stock Par Value $.01
Participant Loans                           35                   Participant Loans                      -    111,645
                                                       (High and Low interest rates are 9.00%
                                                               and 8.25%, respectively)

Registered Investment Companies:
   Managed Income Fund                  44,012             Guaranteed Investment Contracts      1,697,658  1,754,355
   Balanced Equity Fund                 45,031                  American Mutual Fund              997,079  1,095,601
   Short Term Investments               12,206                    Money Market Fund                12,206     12,206
   Growth Equity Fund                   74,843              Growth Investors Mutual Fund        1,498,923  1,451,214
                                                                                                           ---------

Total Assets Held For Investments
  Purposes
                                                                                                          $5,817,459
                                                                                                          ==========


*The Sports Authority, Inc., is a party-in-interest to the Plan.

SCHEDULE II

           THE SPORTS AUTHORITY 401(K) SAVINGS AND PROFIT SHARING PLAN
                ITEM 27(D) - SCHEDULE OF REPORTABLE TRANSACTIONS
                       AND PARTY-IN-INTEREST TRANSACTIONS


                                                             FOR THE YEAR ENDED DECEMBER 31, 1995
- -----------------------------------------------------------------------------------------------------------------------------------
                         DESCRIPTION OF ASSETS AND                                                       CURRENT VALUE
                          TRANSACTIONS (INCLUDING                                                        OF ASSETS ON
 IDENTITY OF PARTY      INTEREST RATE AND MATURITY    PURCHASE      SELLING                 COST OF        TRANSACTION   NET GAIN
     INVOLVED              IN CASE OF A LOAN)          PRICE         PRICE       EXPENSES   ASSETS            DATE       (LOSS)
- -----------------------------------------------------------------------------------------------------------------------------------
Kmart Corporation      Kmart Corporation-
Common Stock Fund      Common Stock
                       3 purchases                     $11,429                     $102      $11,531        $11,429
                       21 sales                                     $422,104      $1,758    $512,297        $422,104    ($91,951)

The Sports Authority   The Sports Authority-
Common Stock Fund*     Common Stock
                       21 purchases                  $1,678,564                   $3,998   $1,682,562      $1,678,564
                       12 sales                                     $113,734       $252      $87,398        $113,734     $26,084

Managed Income Fund    Guaranteed Investment
                       Contracts
                       10 purchases                   $793,508                              $793,508        $793,508
                       10 sales                                     $155,192                $152,007        $155,192      $3,185

Balanced Equity Fund   American Mutual Fund
                       30 purchases                   $697,218                              $697,218        $697,218
                       10 sales                                     $186,214                $169,170        $186,214     $17,044



                                                             FOR THE YEAR ENDED DECEMBER 31, 1995
- -----------------------------------------------------------------------------------------------------------------------------------
                         DESCRIPTION OF ASSETS AND                                                       CURRENT VALUE
                          TRANSACTIONS (INCLUDING                                                        OF ASSETS ON
 IDENTITY OF PARTY      INTEREST RATE AND MATURITY    PURCHASE      SELLING                 COST OF        TRANSACTION   NET GAIN
     INVOLVED              IN CASE OF A LOAN)          PRICE         PRICE       EXPENSES   ASSETS            DATE       (LOSS)
- -----------------------------------------------------------------------------------------------------------------------------------
Growth Equity Fund     Growth Investors
                       Mutual Fund
                       31 purchases                   $980,594                              $980,594        $980,594
                       8 sales                                      $166,230                $138,149        $166,230     $28,081

* The Sports Authority, Inc. is a party-in-interest to the Plan.

                                INDEX TO EXHIBITS



                                                                    SEQUENTIAL
EXHIBITS                                                            PAGE NUMBER
- --------                                                            -----------
23.1     Consent of Price Waterhouse LLP                                17